SPICY PICKLE FRANCHISING, INC.
90 Madison Street, Suite 700
Denver, Colorado 80206
Telephone: (303) 297-1902
Facsimile: (303) 297-1903

February 11, 2008

VIA FACSIMILE (202)772-9202
AND VIA EDGAR

Amanda McManus
Branch Chief- Legal
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

John Stickel
Attorney Advisor
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Spicy Pickle Franchising, Inc.
Acceleration of the Effective Date
Registration Statement on Form S-1
File No. 333-148738

Dear Ms. McManus and Mr. Stickel:

Spicy Pickle Franchising, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-captioned registration statement be ordered effective at 5:00 P.M. (E.S.T.) on Monday, February 11, 2008 or as soon as practicable thereafter.

The Company acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Spicy Pickle Franchising, Inc.

By: /s/ Marc Geman
Marc Geman, Chief Executive Officer